November 13, 2026

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for OBOOK Holdings Inc. and, under the date of April 29, 2026, we reported on the consolidated financial statements of OBOOK Holdings Inc. as of and for the years ended December 31, 2025 and 2024. On November 13, 2026, we were dismissed.

We have read OBOOK Holdings Inc.’s statements included under “Change in Registrant’s Certifying Accountant” of its Form 6-K dated November 13, 2026, and we agree with such statements, except that we are not in a position to agree or disagree with (i) the statements made in paragraph two regarding the reason for changing principal accountants, and (ii) the statement made in paragraph six regarding OBOOK Holdings Inc.’s consultations with Marcum Asia.

Very truly yours,

/s/ KPMG

Taipei, Taiwan